UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Landauer, Inc.

(Name of Subject Company)

Landauer, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

51476K103

(CUSIP Number of Class of Securities)

Daniel J. Fujii

Vice President, Chief Financial Officer and Secretary

Landauer, Inc.

2 Science Road

Glenwood, Illinois 60425

(708) 755-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Larry A. Barden

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments and supplements hereto, the “Schedule 14D-9”) filed with the Securities and Exchange Commission on September 20, 2017 by Landauer, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Fern Merger Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Fortive Corporation, a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of common stock, par value $0.10 per share, including Restricted Stock and Performance-Based Restricted Stock (the “Shares”), of the Company, at a price of $67.25 per Share net to the seller in cash, without interest, less any applicable withholding taxes upon the terms and subject to the conditions set forth in the offer to purchase dated September 20, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule 14D-9, and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule 14D-9, which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Schedule 14D-9, including all schedules thereto, is hereby incorporated by reference herein in response to Items 1 through 8 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule 14D-9. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Offer to Purchase of the Schedule 14D-9.

This Amendment is being filed to amend and supplement Item 8 as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately after the final paragraph under the heading “Legal Proceedings”:

“Certain Litigation. On September 25, 2017, putative stockholder Ted Sharpenter filed a purported stockholder class action lawsuit concerning the Transactions against the Company, Parent, Purchaser and the directors of the Company in the U.S. District Court for the District of Delaware. In the case, captioned Ted Sharpenter v. Landauer., et al., Case No. 1:17-cv-01349, plaintiff alleges that the Company’s Schedule 14D-9 omits certain information, including, among other things, with respect to certain financial data and analyses underlying Lazard Frères & Co. LLC’s (“Lazard”) opinion and whether conflicts of interest exist on the part of Lazard. Plaintiff asserts claims under the federal securities laws and seeks, among other things, to enjoin the Transactions or, in the alternative, rescission (or rescissory damages) if the Transactions close. The Company believes that plaintiff’s allegations lack merit and intends to contest them vigorously. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9/A is true, complete and correct.

LANDAUER, INC.

By:	/s/ Daniel J. Fujii
Name:	Daniel J. Fujii
Title:	Vice President, Chief Financial Officer and Secretary

Dated: September 28, 2017